REPORT TO SHAREHOLDERS	MARCH 19, 2018

This is my first shareholder report to you since joining the company in May last year. 2017 was a year of tremendous change for Nevsun. Much was accomplished to reconfigure our company to deliver in 2018 and beyond as we progress towards our objective of becoming a multi-mine, mid-size base metals company.

With oversight by a refreshed Board of Directors, we restructured our organization and flattened it to drive single-point accountability down to the asset level, and we revitalised our executive team with top tier talent. We made tough decisions on both Timok and Bisha. At Bisha, we revised the life of mine plan to establish the optimum business case going forward and to continue to evaluate opportunities to extend mine life and generate returns well into the future. At Timok, we delayed completion of the project’s pre-feasibility study into 2018 to ensure a robust level of project definition as a base case. At the corporate level, we revised our accounting practices to better reflect best practice by companies with the scale to which we aspire. These actions were taken while staying true to our convictions around citizenship, capital management, and value creation.

We then focussed on doing the hard work needed to position our company for success. We successfully addressed material movement and metallurgical performance issues at Bisha and spent time building critical relationships with key stakeholders in Serbia. We are already seeing the benefits of our 2017 actions; evidenced by the approval of our Timok Project decline permit by the State of Serbia and by improved operational performance at our Bisha mine.

Our overarching theme in 2018 is delivery. Together with the State of Eritrea, our partner in Bisha, we will work towards delivery of our operating targets and growing the value of our Bisha business. Together with our hosts, the State of Serbia, we will continue our work together towards expediting the Timok Project permitting process. In parallel, we will advance the feasibility study and begin construction of the project’s decline development.

As we advance Timok, Nevsun’s project build capability has never been stronger. My background in project development combined with that of two of our Directors, Ian Pearce and Ian Ashby, provides deep support to Jerzy Orzechowski, Nevsun’s senior project executive and Project Director of our Timok Project. This leadership is complemented by a strong local team in Serbia who have an improved understanding of the local context.

We enter 2018 with a strong balance sheet, with strong bench strength, and with even stronger will and conviction.

Performance Outlook for 2018:

We plan to improve our strong safety record

At Timok:	We will deliver a pre-feasibility study in March with an initial reserve We will commence and advance decline development We will acquire the majority of the private land needed for the project

At Bisha:	We expect to produce 210 to 240 million pounds of zinc We expect to produce 20 to 30 million pounds of copper

Exploration:	We plan to invest $15 million including 12.5 kilometres of follow-up drilling on highly prospective Upper Zone Targets

We plan to complete a NI43-101 Resource for the Timok Lower Zone

We are excited about the year ahead of us, and we look forward to a year of delivery in 2018. On behalf of Nevsun and our Board of Directors, I would like to thank you for your commitment to our company and to the realization of our objective of becoming a multi-mine mid-size base metals company.

NEVSUN RESOURCES LTD.

“Peter Kukielski”

Peter Kukielski
President and Chief Executive Officer